PMI VENTURES LTD.
Suite 511 – 475 Howe Street
Vancouver, BC V6C 2B3
Phone: (604) 681-8069 Fax: (604) 682-8094

News Release #04-05	TSX Venture: PMV
March 4, 2004	Issued & Outstanding: 23,475,397
Fully Diluted: 32,768,555

HIGH GRADE GOLD INTERSECTED AT FROMENDA GRID "B" MAIN ZONE

PMI Ventures Ltd. (the "Company") [TSX Venture: PMV], is pleased to announce that it has received its best results to date, 04FBDDH07 returned 9 metres at 8.76 g/t Au and 22.65 metres at 5.65 g/t Au, from its ongoing diamond drill program on the Fromenda concession, one of nine exploration concessions and applications which comprise its Ashanti II Gold Project and which are located along a 50 km length of the axis of the Asankrangwa Gold Belt in southwestern Ghana.

To date ten diamond drill holes totalling 742 metres (2,435 ft) have been completed of the current 2,000 metre (6,562 ft) diamond drill contract. Preliminary assays have been received for most of these holes; however, final assays have only been received as noted below:

Fromenda Grid "B" Area
2004 Diamond Drill Program

Drill Hole &	Drill Intercept		Drill Intercept Width		Assays
-inclination	From (m)	To (m)	(m)	(ft)	Au (g/t)	Au (oz/ton)

04FBDDH07	14.00	23.00	9.00	29.53	8.76	0.26
-50°	63.00	85.65	22.65	74.31	5.65	0.17

Visible gold was noted at two locations in this hole, at 77.2 and 81.1 metres. Screened fire assays of these samples  returned 10.44 and 3.28 g/t Au respectively. Drill hole 04FBDDH07 was collared on section 20+60N, 45 metres grid  south of previous drill holes 03FBDDH01 & 02 located on section 21+10N which respectively intersected 30.0 metres @  2.63 g/t Au and 7.44 metres @ 1.44 g/t Au; and 30 metres grid southwest of previous drill hole 03FBDDH03 which  returned 25.24 metres @0.86 g/t Au; and 90 metres grid southwest of previous drill hole 03FBDDH07 which gave 23.60  metres @ 4.97 g/t Au.

This result is particularly important as it represents a 60% increase in contained gold over the previous best drill hole (207 g/t Au metres versus 128 g/t Au metres) and demonstrates that the structures and geology that host the gold mineralization along the 40 kilometres strike length of the PMI controlled property, can yield potentially mineable underground grades and large widths. Current operating mines in Ghana use a minimum 6 g/t Au as the target grade for underground mineable ore and 1.2 g/t Au for open cut operations.

Assay results from hole 04FBDDH06 – located an additional 50 metres to the south of 04FBDDH07 - and from the other holes completed to date are expected shortly. Maps showing collar locations will in due course be posted to the Company's website. Drilling will resume once sufficient data from the 3D IP survey is available – which is expected to be within two weeks.

Douglas R. MacQuarrie, P.Geo. (B.C.), the VP of Exploration for the Company and Goknet Mining Company Limited, supervised and directed all work associated with the drilling program. Sample analyses, including repeats, randomly placed blanks, and standards were completed at SGS Analabs Pty. Limited at Bibiani, utilizing industry standard 50g fire assay and 300g screened metallics fire assay techniques, with atomic absorption finish. In addition, random duplicate samples were submitted to a referee laboratory for overall QA purposes.

The Company has an option to earn up to 85% of the interest that Goknet Mining Company Limited, a privately held Ghanaian mineral exploration company, holds in nine exploration concessions and applications. Goknets' interests vary from 85% to 100%, subject to a 10% non-participating interest in favour of the Government of Ghana.

On behalf of the Board,

"Douglas R . MacQuarrie"

Douglas R. MacQuarrie
VP Exploration

For more information please contact:

Laurie Sadler	or	Warwick G. Smith
President		VP Shareholder Communication
Telephone: (604) 681-8069		Telephone: (604) 682-8089
Facsimile: (604) 682-8094		Toll-Free: 1 888 682-8089
Facsimile: (604) 682-8094

Or visit the PMI Ventures Ltd. website at www.westafricangold.com and Goknet Mining Company website at www.goknet.net

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

This news release contains forward-looking statements which involve known and unknown risks, delays and uncertainties not under the Company'scontrol which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or expectations implied by these forward-looking statements.